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                        March 26, 2024

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Sam Zaid
       Chief Executive Officer
       Getaround, Inc
       55 Green Street
       San Francisco, California 94111

                                                        Re: Getaround, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-269571

       Dear Sam Zaid:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.



              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Sam Zaid
Getaround, Inc
March 26, 2024
Page 2




         Please contact Jennie Beysolow at 202-551-8108 with any questions.



FirstName LastNameSam Zaid                                 Sincerely,
Comapany NameGetaround, Inc
                                                           Division of
Corporation Finance
March 26, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName